SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”), hereby clarifies to its shareholders and the market in general that, on April 10, 2017, a preliminary decision conceeding protection was granted in favor of ASSOCIAÇÃO BRASILEIRA DE GRANDES CONSUMIDORES LIVRES – ABRACE, ASSOCIAÇÃO TÉCNICA BRASILEIRA DAS INDÚSTRIAS AUTOMÁTICAS DE VIDRO – ABIVIDRO and ASSOCIAÇÃO BRASILEIRA DOS PRODUTORES DE FERROLIGAS E DE SILÍCIO METÁLICO – ABRAFE, under the judicial proceeding filed by these organizations against the Federal Government and the National Agency of Electric Energy (Agência Nacional de Energia Elétrica – "ANEEL"). The purpose of such judicial proceeding was to suspend the effects on tarrifs which relate to the payment of credits in connection with the electricity transmission assets, existing on May 31, 2000, known as the Existing Basic Network System ("RBSE"), which were due to the transmission concessionaires who renewed their concessions on 2013 pursuant to the terms of Law No. 12,783/2013.

The members of these organizations were not granted with the request to suspend the full payment of the Rate of Use of the Transmission System (Tarifa de Uso do Sistema de Transmissão – "TUST"). However, it was decided that the installment which refers to the compensation foreseen in article 1, third paragraph of MME Ordinance No. 120/2016 could be excluded from the tarrif to be paid by the members of these organizations. Such normative ruling sets forth that the cost of capital which has not been incorporated since the postponements of the concessions until the tarrif proceeding (foreseen in the first paragraph) should be updated and compensated by the cost of own capital, real, of the transmission segment defined by ANEEL under the methodologies of the Periodic Tariff Review of the Revenues of Existing Concessionaires.

These organizations were not granted with their additional requests, it being resolved that such organizations are obliged to proceed with the TUST payments. Such payments shall be subject to adjustment provided in MME Ordinance No. 120/2016, but with the exclusion of the interests that would applly on the credits of capital cost mentioned above.

The preliminary decision in caption encompassess all members of the organizations mentioned in the first paragraph above.

On December 31, 2016, the Company recorded the amount of approximately R$ 36.5 billion as the value it shall receive for these credits, calculated based on MME Ordinance No. 120/2016 and in accordance with the amounts approved by ANEEL. The Company is currently assessing the effects of the decision mentioned herein and will keep the market informed of any updates.

Rio de Janeiro, April 11, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.